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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                       EURO TRADE & FORFAITING, INC.

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                             (Name of Issuer)

                       Common Stock, $0.001 Par Value

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                       (Title of Class of Securities)

                                29870X 10 3

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                              (CUSIP Number)

                              Michael J. Smith
                      Suite 1620, 400 Burrard Street
                        Vancouver, British Columbia
                              Canada  V6C 3A6
                          Telephone (604) 683-5767

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 2, 2001

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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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CUSIP No.   29870X 10 3
          ---------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Beaumont Capital Ltd.
       ---------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [    ]
    (b)  [    ]

3)  SEC Use Only
                  -----------------------

4)  Source of Funds        WC
                     --------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------------------------------------

6)  Citizenship or Place of Organization      Republic of Liberia
                                          --------------------------------
    Number of                 (7)  Sole Voting Power       0
    Shares Bene-                                      ---------------------
    ficially                  (8)  Shared Voting Power      15,940,000
    Owned by                                             ------------------
    Each Reporting            (9)  Sole Dispositive Power         0
    Person                                                ----------------
    With                      (10) Shared Dispositive Power    15,940,000
                                                            --------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          15,940,00
       ----------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     -----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     57.9%
                                                         -----------
14)  Type of Reporting Person      CO
                                --------


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CUSIP No.     29870X 10 3
           -----------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Samuel W. Lee
    ---------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [    ]
    (b)  [    ]

3)  SEC Use Only
                  --------------------------------------------

4)  Source of Funds     AF
                       ---------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------

6)  Citizenship or Place of Organization     Korean
                                          ------------------

    Number of                 (7)  Sole Voting Power     0
    Shares Bene-                                      -------------
    ficially                  (8)  Shared Voting Power     15,940,000
    Owned by                                            ------------------
    Each Reporting            (9)  Sole Dispositive Power     0
    Person                                                 -------------
    With                      (10) Shared Dispositive Power    15,940,000
                                                           ---------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
         15,940,000
      ----------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     -----------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)        57.9%
                                                          ----------------

14)  Type of Reporting Person     IN
                               ---------


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This amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends the
Schedule 13D of Beaumont Capital Ltd. ("Beaumont") and Samuel W. Lee ("Mr. Lee") dated November 16, 2000 (the "Schedule 13D"), and is being filed by Beaumont and Mr. Lee to report an increase in the number of shares of Euro Trade & Forfaiting, Inc. ("Euro Trade") held by Beaumont and Mr. Lee since the date of the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER.

This Amendment No. 1 relates to the shares (the "Shares") of common stock with a $0.001 par value each of Euro Trade, a Utah corporation, having a principal executive office at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 2.     IDENTITY AND BACKGROUND.

This Amendment No. 1 is filed on behalf of Beaumont and Mr. Lee. See item 6 on pages 2 and 3 of this Amendment No. 1 for the place of organization or citizenship of Beaumont and Mr. Lee.

The executive officers and directors of Beaumont remain unchanged since the filing of the Schedule 13D.

During the last five years, neither Beaumont nor Mr. Lee has been, nor, to the knowledge of Beaumont, have any of its directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Beaumont and Mr. Lee have executed a joint filing agreement consenting to the joint filing of this Amendment No. 1. Such agreement is filed as
Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Beaumont paid an aggregate of $2,750,000, or $0.25 per Share, to acquire 11,000,000 Shares of Euro Trade in a private transaction on March 2, 2001. The purchase price was paid from Beaumont's working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

Beaumont acquired 11,000,000 Shares of Euro Trade on March 2, 2001 for investment purposes. At this time, neither Beaumont nor Mr. Lee, nor, to the knowledge of Beaumont, any of its directors or executive officers, have the intention of acquiring additional shares of Euro Trade, although Beaumont and Mr. Lee reserve the right to make additional purchases on the open market, in a private transaction and from treasury. Neither Beaumont nor Mr. Lee, nor, to the knowledge of Beaumont, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Beaumont is the beneficial owner of, and Mr. Lee is the indirect beneficial owner of, 13,470,000 Shares of Euro Trade and warrants to acquire an additional 2,470,000 Shares of Euro Trade, representing in aggregate 57.9% of the issued and outstanding Shares of Euro Trade on a diluted basis. Beaumont and Mr. Lee share voting and dispositive power over these Shares of Euro Trade and warrants to acquire Shares of Euro Trade.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.




     Exhibit Number        Description
     --------------        -----------
          1                Joint Filing Agreement between Beaumont Capital
                           Ltd. and Samuel W. Lee dated March 6, 2001.



                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 6, 2001
                                    -------------------------------------
                                                     (Date)

                                             BEAUMONT CAPITAL LTD.

                                       By:
                                               /s/ Samuel W. Lee
                                    -------------------------------------
                                                   (Signature)


                                             Samuel W. Lee, President
                                    -------------------------------------
                                                 (Name and Title)


                                                 March 6, 2001
                                    -------------------------------------
                                                     (Date)

                                               /s/ Samuel W. Lee
                                    -------------------------------------
                                                   (Signature)

                                                   SAMUEL W. LEE
                                    --------------------------------------
                                                 (Name and Title)


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                               EXHIBIT INDEX




     Exhibit Number        Description
     --------------        -----------
          1                Joint Filing Agreement between Beaumont Capital
                           Ltd. and Samuel W. Lee dated March 6, 2001.

